

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 21, 2016

Josef Mandelbaum
Chief Executive Officer
Perion Network Ltd.
26 HaRokmim Street
Holon 5885849, Israel

> **Re: Perion Network Ltd.**
> **Registration Statement on Form F-3**
> **Filed December 29, 2015**
> **File No. 333-208785**

Dear Mr. Mandelbaum:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 61 of your Form 20-F for the fiscal year ended December 31, 2014 that as of April 13, 2015, U.S. holders were holders of record of approximately 99.5% of your outstanding shares. We also note your letter dated June 29, 2011, regarding your Form F-3 filed on May 31, 2011 (File No. 333-172722) providing us with your analysis supporting your conclusion that you were a foreign private issuer and, thus, eligible to use Form F-3. Please provide us with an updated analysis that presents the facts that you relied upon in reaching your conclusion that you do not meet any of the conditions in paragraph (1)(ii) of the foreign private issuer definition in Rule 405. For example, please tell us the citizenship and residence of each of your managers and directors. Disclose where your assets are located. Lastly, describe the factors you considered in concluding that your business is principally administered in Israel.

2.   Please revise to include updated interim financial statements for Interactive Holding Corp pursuant to Rule 3-12(a) of Regulation S-X.

3.   Please tell us what consideration has been given to providing financial statements and pro forma financial information for the Grow Mobile acquisition pursuant to Rule 3-05 and Article 11 of Regulation S-X. Provide the significance computations set forth in Rule 1-02(w) to support your conclusions.   Refer to Item 5(b)(1) of Form F-3.

Facing Page

4.   With respect to the additional ordinary shares issuable under the terms of your securities purchase agreement with J.P. Morgan Investment Management, Inc. at a market-priced adjustment rate, please confirm your understanding that share issuances in excess of the amount set forth in the registration fee table are not covered by Rule 416. Please refer to Question 213.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3456 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Attorney-Advisor
                                        Office of Information Technologies
                                        and Services

cc: Richard H. Gilden, Esq.
        Kramer Levin Naftalis & Frankel LLP